Exhibit 99.2

2002 Bank Operating Results

On February 5, 2003, the board of directors of Kookmin Bank has approved and ratified non-consolidated financial statements prepared in accordance with Korean GAAP for the fiscal year of 2002. After the board of directors’ meeting, Mr. Jung Tae Kim, CEO & President of Kookmin Bank held a conference to discuss the operating results with investors. An exhibit for the presentation material is attached at the end of this document.

Financial Highlights

The figures in this section are taken from unaudited and non-consolidated financial statements. They are subject to change during the course of audit process by our independent auditor.

Pro-forma figures for year 2001 have been derived from pro-forma financial statements in connection with the merger between former Kookmin Bank and H&CB. Kookmin Bank’s official accounting method relies on purchase accounting, which accounts for an acquisition using market value for the consolidation of the two entities’ net assets on the balance sheet. For the purpose of comparison, however, we presented figures of purchase accounting and figures derived through simple arithmetic summation of two banks’ past earnings, excluding the inter-bank transaction amounts.

The following tables are showing key figures for the operating results and asset quality.

(billion Won)	For the 12-month periods ended December 31
	2002	2001 (Purchase Method)	Change based on purchase method (%)	2001 (Pro-forma)	Change based on pro-forma (%)
Operating Revenue	15,585	10,994	41.8%	16,682	-6.6%
Operating Income	2,266	846	167.8%	2,042	11%
Operating Income before Provisioning	3,868	1,829	111.5%	3,378	14.5%
Ordinary Income	1,894	1,092	73.4%	2,183	-13.2%
Net Income	1,310	741	76.8%	1,486	-11.8%

(billion Won)	As of December 31
	2002	2001	Change (%)
Total Assets	171,499	156,894	9.3%
Total Liabilities	161,449	147,980	9.1%
Total Stockholders’ Equity	10,049	8,914	12.7%

	As of December 31
	2002	2001	Change
Substandard & below loans to total loans	2.89%	3.56%	-0.67	%p
Delinquency ratio	2.84%	2.51%	0.33	%p

Key financial indicators are as follows.

■	Return on assets: 0.81%
■	Return on equity: 13.04%
■	Earnings per share: 4,123 Won

In the conference, Mr. Jong-Kyoo Yoon, CFO of Kookmin Bank, emphasized that year 2003 is important in respect that it is the year to get full advantage of the merger. In addition, he itemized key implementation agenda that Kookmin Bank should stick to in year 2003 as follows.

■	Pursue profit oriented asset growth policy
■	Expand fee businesses
■	Enhance risk management
■	Strengthen asset quality
■	Increase shareholders’ value

Dividend

The board of directors also passed a resolution recommending a cash dividend of 1,000 Won per common share (prior to dividend tax), which representing 20% of par value, for the fiscal year ending December 31, 2002. Payment of the proposed dividend is subject to approval at the forthcoming annual shareholders’ meeting.

The dividend is payable to all holders of outstanding common stock as of December 31, 2002. The payment date will be determined after the annual shareholders’ meeting.

This document and the attached presentation material contain forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Kookmin Bank’s current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from those anticipated. Although Kookmin Bank believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. Kookmin Bank undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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